Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2015

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$227,532,629

Add:
Interest on indebtedness (excluding capitalized interest)	178,226,457
Amortization of debt related expenses	(9,409,919)
Portion of rents representative of the interest factor	6,053,697
402,402,864

Distributed income from equity investees	149,140,994

Pretax earnings from continuing operations, as adjusted	$551,543,858

Fixed charges -
Interest on indebtedness (including capitalized interest)	$182,010,913
Amortization of debt related expenses	(12,957,074)
Portion of rents representative of the interest factor	6,053,697

Fixed charges	$175,107,536

Ratio of earnings to fixed charges	3.1